UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2010
Commission File Number 1-14840
AMDOCS LIMITED
Suite 5, Tower Hill House Le Bordage
St. Peter Port, Island of Guernsey, GY1 3QT
Amdocs, Inc.
1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
FORM 20-F ☑           FORM 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
YES ☐           NO ☑

SIGNATURES
EXHIBIT INDEX
EX-99.1

     On September 6, 2010, Amdocs Limited (“Amdocs”) issued a press release announcing that Dov Baharav, President and Chief Executive Officer of Amdocs Management Limited, will retire in the first quarter of calendar 2011 and be replaced by Eli Gelman, a current director of Amdocs Limited and its former Executive Vice President and Chief Operating Officer. Mr. Baharav will also resign as a director of Amdocs Limited upon his retirement. A copy of the press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.
     The information in this Form 6-K (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED
/s/ Thomas G. O’Brien
Thomas G. O’Brien
Treasurer and Secretary Authorized U.S. Representative

Date: September 7, 2010

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Amdocs Limited Press Release dated September 6, 2010.